----------                                        ------------------------------
| FORM 3 |                                        |OMB APPROVAL                |
----------                                        ------------------------------
                                                  |OMB Number:  3235-0104      |
                                                  |Expires:  January 31, 2005  |
                                                  |Estimated average burden    |
                                                  |hours per response.......0.5|
                                                  ------------------------------


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES


    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
-------------------------------------------------------------------------------
 1. Name and Address of Reporting Person*

     Brizel                          Michael                         A.
     --------------------------------------------------------------------
     (Last)                          (First)                     (Middle)

     Reader's Digest Road
     --------------------------------------------------------------------
                                    (Street)

     Pleasantville                    NY                          10570
     --------------------------------------------------------------------
     (City)                         (State)                       (Zip)

-------------------------------------------------------------------------------
 2. Date of Event Requiring Statement (Month/Day/Year)

    12/13/2002

-------------------------------------------------------------------------------
 3. IRS Identification Number of Reporting Person, if an entitiy (voluntary)


-------------------------------------------------------------------------------
 4. Issuer Name AND Ticker or Trading Symbol

    The Reader's Digest Association, Inc.  (RDA)

-------------------------------------------------------------------------------
 5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
    [   ]  Director                       [   ]  10% Owner
    [ x ]  Officer (give title below)     [   ]  Other (specify below)

Senior Vice President and General Counsel
-------------------------------------------------------------------------------
 6. If Amendment, Date of Original (Month/Day/Year)

-------------------------------------------------------------------------------
 7. Individual or Joint/Group Filing (Check Applicable Line)
     X  Form filed by One Reporting Person
    ---
        Form filed by More than One Reporting Person
    ---

-------------------------------------------------------------------------------

===============================================================================
             TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
===============================================================================
 1. Title of Security 2. Amount of Securities  3. Ownership    4. Nature of
    (Instr. 4)           Beneficially Owned       Form:           Indirect
                        (Instr. 4)                Direct (D)      Beneficial
                                                  or Indirect     Ownership
                                                  (I)(Instr. 5)   (Instr. 5)
-------------------------------------------------------------------------------
Common Stock                    2,000                   D

Common Stock                    39,591*                 D

Common Stock                    5,283.6394**            D

Common Stock                    1,500                   I         By Spouse




*Restricted Stock granted under The Reader's Digest Association, Inc. 1994 Key Employee Long Term Incentive Plan.
**Shares acquired through The Reader's Digest Association, Inc. Employee Stock Purchase Plan.
===============================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see
  Instruction 5(b)(v).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                                                                          (Over)
                                                                 SEC 1473 (7-02)

              TABLE II-- DERIVATIVE SECURITIES BENEFICIALLY OWNED
         (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

====================================================================================================================================
                             2. Date Exer-        3. Title and Amount of
                                cisable and          Securities Underlying
                                Expiration           Derivative Security                           5. Ownership
                                Date                 (Instr. 4)                                       Form of
                                (Month/Day/Year)  -----------------------        4. Conversion        Derivative     6. Nature of
                             -------------------                  Amount            or Exercise       Security:         Indirect
                                Date      Expira-                 or                Price of          Direct (D)        Beneficial
 1. Title of Derivative         Exer-     tion                    Number            Derivative        or Indirect (I)   Ownership
    Security (Instr. 4)         cisable   Date          Title     of Shares         Security          (Instr. 5)        (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------
Stock Option (right to buy)     3/4/97    3/4/03     Common Stock   2,500               $48.00          D

Stock Option (right to buy)     3/10/98   3/10/04    Common Stock   2,500               $41.50          D

Stock Option (right to buy)     3/9/99    3/9/05     Common Stock   2,500               $46.94          D

Stock Option (right to buy)     8/8/00    8/8/06     Common Stock   3,500               $41.3125        D

Stock Option (right to buy)     9/7/04    9/7/05     Common Stock     680               $47.31          D

Stock Option (right to buy)     10/9/01   10/9/07    Common Stock   5,000               $21.47          D

Stock Option (right to buy)     9/21/02   9/21/08    Common Stock  23,000               $18.97          D

Stock Option (right to buy)     (1)       8/12/09    Common Stock  18,700               $31.5625        D

Stock Option (right to buy)     (2)       8/9/10     Common Stock  20,000               $41.1875        D

Stock Option (right to buy)     (3)       8/8/11     Common Stock  17,800               $21.495         D

Stock Option (right to buy)     (4)       8/13/12    Common Stock  25,000               $15.975         D







(1) Vests in one-fourth increments annually beginning 8/12/00.
(2) Vests in one-fourth increments annually beginning 8/10/01.
(3) Vests in one-fourth increments annually beginning 8/9/02.
(4) Vests in one-fourth increments annually beginning 8/14/03.
====================================================================================================================================




Explanation of Responses:

On December 13, 2002, Reader's Digest completed a recapitalization transaction in which, among other things, (1) each share of Class A Nonvoting Common Stock, par value $0.01 per share ("Class A Stock") was recapitalized by merger into one share of Common Stock, par value $0.01 per share, entitled to one vote per share ("Common Stock"), and (2) each share of Class B Voting Common Stock, par value $0.01 per share ("Class B Stock") was recapitalized by merger into 1.22 shares of Common Stock (with cash paid in lieu of fractional shares). This Form 3 relates to shares of Common Stock previously reported on Form 3, 4 and 5 as shares of Class A Stock and shares of Class B Stock. This Form 3 does not include shares of Common Stock that may be held for the account of the reporting person under the Reader's Digest Employee Ownership Plan and 401(k) Partnership.


                                 /s/  MICHAEL A. BRIZEL               12/13/2002
                                 ------------------------------      -----------
                                 By:  Clifford H.R. DuPree
                                      Attorney-in-Fact

                                 **Signature of Reporting Person        Date


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                          Page 2